Exhibit 99.1

NYSE, TSX: NTR

May 17, 2021

Nutrien Announces Results of 2021 Annual Meeting

SASKATOON, Saskatchewan – Nutrien Ltd (TSX and NYSE: NTR) announced today the results of its annual meeting of shareholders held on May 17, 2021 (the “Meeting”). A total of 420,788,206 common shares, representing 73.80% of common shares outstanding, were represented at the Meeting.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Nutrien’s 11 director nominees were elected:

	Votes For (percent)	Votes Withheld (percent)
Christopher M. Burley	99.46%	0.54%
Maura J. Clark	98.79%	1.21%
Russell K. Girling	97.87%	2.13%
Miranda C. Hubbs	99.77%	0.23%
Raj S. Kushwaha	99.62%	0.38%
Alice D. Laberge	99.40%	0.60%
Consuelo E. Madere	99.38%	0.62%
Keith G. Martell	98.62%	1.38%
Aaron W. Regent	99.06%	0.94%
Mayo M. Schmidt	99.66%	0.34%
Nelson L.C. Silva	99.72%	0.28%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Nutrien.

Votes For (percent): 99.72%

Votes Withheld (percent): 0.28%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Nutrien’s approach to executive compensation was approved.

Votes For (percent): 94.58%

Votes Against (percent): 5.42%

Full voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor Relations

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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